SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

U.S. XPRESS ENTERPRISES, INC.
__________________________________________________________________________________
(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
__________________________________________________________________________________
(Title of Class of Securities)

90338N202
__________________________________________________________________________________
(CUSIP Number)

March 23, 2023
__________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  90338N202

1.	Names of Reporting Persons Lisa M. Pate
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 2,569,832(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 2,569,832(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,569,832(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 6.6%(2)
12.	Type of Reporting Person (See Instructions) IN

(1)
Includes (i) 405,913 shares of Class A common stock held directly by Ms. Pate, (ii) 2,013,914 shares of Class A common stock held by the Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate, over which Ms. Pate serves as the sole trustee and has sole voting and dispositive power, and (iii) 150,005 shares of Class A common stock held by Quinn Family Partners, L.P. (“Quinn Family Partners” and together with the Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate, the “Pate Entities”), over which Ms. Pate serves as the managing general partner and has sole voting and dispositive power.

(2)
As reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on February 28, 2023, there were 36,106,925 shares of Class A common stock as of February 17, 2023. Additionally, (i) 300,000 shares of Class B common stock sold by the Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate on March 22, 2023 automatically converted to Class A common stock upon sale and (ii) Ms. Pate and the Pate Entities voluntarily converted 2,483,913 shares of Class B common stock to an equal number of shares of Class A common stock on March 23, 2023.

CUSIP NO.:  90338N202

1.	Names of Reporting Persons Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Tennessee
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 2,013,914(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 2,013,914(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,013,914(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 5.2%(2)
12.	Type of Reporting Person (See Instructions) OO

(1)	Shares of Class A common stock held by the Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate.

(2)
As reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on February 28, 2023, there were 36,106,925 shares of Class A common stock as of February 17, 2023. Additionally, (i) 300,000 shares of Class B common stock sold by the Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate on March 22, 2023 automatically converted to Class A common stock upon sale and (ii) Ms. Pate and the Pate Entities voluntarily converted 2,483,913 shares of Class B common stock to an equal number of shares of Class A common stock on March 23, 2023.

This Schedule 13G is being filed on behalf of Lisa M. Pate and Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate (together, the “Reporting Persons”) with respect to the Class A common stock of U.S. Xpress Enterprises Inc. (the “Issuer”). Together with Max L. Fuller, Janice Fuller, Fuller Family Enterprises, LLC, FSBSPE 1, LLC, FSBSPE 2, LLC, FSBSPE 3, LLC, William E. Fuller, the Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller, and the Max Fuller Family Limited Partnership (collectively, the “Fuller Group”), the Ms. Pate and the Pate Entities previously filed a Schedule 13D on July 26, 2018 (along with the subsequent amendments thereto, the “Schedule 13D filings”) with respect to the Fuller Group’s, Ms. Pate’s, and the Pate Entities’ ownership of the Class A common stock and Class B common stock of the Issuer.

The Fuller Group, Ms. Pate and the Pate Entities are party to a voting agreement dated June 13, 2018 (the “Voting Agreement”). Under the Voting Agreement, each of Messrs. Eric Fuller and Max Fuller and Mses. Pate and Janice Fuller have granted a successor the right to exercise all of the voting and consent rights of all Class B common stock beneficially owned by him or her upon his or her death or incapacity. Mr. Eric Fuller and Ms. Janice Fuller have each initially designated Mr. Max Fuller as his or her proxy and Mr. Max Fuller and Ms. Pate have each initially designated Mr. Eric Fuller as his or her proxy, in each case, if and for so long as such person remains qualified. To be qualified to serve as a successor, the potential successor must both (i) be active in the management of the Issuer or serving on the Issuer's Board of Directors at the time of and during the period of service as successor and (ii) own (or hold) shares of Class B common stock or be the beneficiary of a trust or other entity that holds Class B common stock on behalf of the potential successor at the time of and during the period of service as a successor. For each of Messrs. Eric Fuller and Max Fuller and Mses. Pate and Janice Fuller, if no successor is qualified at the time of death or incapacity, then there will be no successor under the Voting Agreement. Additionally, during the term of the Voting Agreement, any voting control Ms. Janice Fuller would otherwise have with respect to shares of Class B common stock covered by the Voting Agreement will be exercised by Mr. Max Fuller until his death or incapacity, and then will pass in the order of succession under the Voting Agreement. The Voting Agreement will continue in effect until the earliest of the following: (i) 15 years from the date of the Voting Agreement, (ii) none of Messrs. Eric Fuller and Max Fuller and Mses. Pate and Janice Fuller holds Class B common stock, (iii) at such time as no individual named as a successor is qualified to be a successor and (iv) the Voting Agreement is terminated by all parties to the Voting Agreement.

On March 23, 2023, Ms. Pate and the Pate Entities voluntarily converted all shares of Class B common stock held by them to an equal number of shares of Class A common stock. As only shares of Class B common stock are subject to the Voting Agreement, Ms. Pate and the Pate Entities no longer have any obligations under the Voting Agreement. Accordingly, Ms. Pate and the Pate Entities are no longer members of a Section 13(d) group with the Fuller Group. The Reporting Persons are now filing this Schedule 13G because of a change in investment intent to passive investment intent and because they are no longer members of a Section 13(d) group with the Fuller Group.

Item 1(a).	Name of Issuer

U.S. Xpress Enterprises, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices

4080 Jenkins Road, Chattanooga, Tennessee 37421

Item 2(a).	Name of Person Filing

This Statement is being filed jointly on behalf of each of the following Reporting Persons: Lisa M. Pate and the Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate.  The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

Item 2(b).	Address of Principal Business Office

The address of the principal business office of each Reporting Person is 11227 Meadowview Rd., Georgetown, TN 37336.

Item 2(c).	Citizenship

Ms. Pate is a citizen of the United States of America. Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate is a trust established under the laws of the State of Tennessee.

Item 2(d).	Title of Class of Securities

Class A common stock, par value $0.01 per share

Item 2(e).	CUSIP No.

90338N202

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	[ ]	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _________.

Item 4.	Ownership

Ms. Pate

(a)	Ms. Pate may be deemed to beneficially own 2,569,832 shares of Class A common stock.

(b)	The number of shares that Ms. Pate may be deemed to beneficially own constitutes approximately 6.6% of the Class A common stock outstanding.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 2,569,832

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 2,569,832

(iv)	shared power to dispose or to direct the disposition of: 0

Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate

(a)	The Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate may deemed to beneficially own 2,013,914 shares of Class A common stock.

(b)	The number of shares that the Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate may be deemed to beneficially own constitutes approximately 5.2% of the Class A common stock outstanding.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 2,013,914

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 2,013,914

(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LISA M. PATE, individually

/s/ Lisa M. Pate, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a Power of Attorney filed herewith

ANNA MARIE QUINN 2012 IRREVOCABLE TRUST FBO LISA M. PATE, by Lisa M. Pate, as trustee

/s/ Lisa M. Pate, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a Power of Attorney filed herewith

Dated: March 24, 2023

Exhibit Index

Exhibit 99.1	Joint Filing Agreement, dated March 24, 2023, by and between the Reporting Persons.

Exhibit 99.2	Power of Attorney of Lisa M. Pate

Exhibit 99.3	Power of Attorney of Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate